UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934
For the month of June, 2023
Commission File Number 000-28584
Check Point Software Technologies Ltd.
(Translation of Registrant’s name into English)
5 Shlomo Kaplan Street
Tel Aviv 6789159, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

 Form 20-F ☑           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
5 Shlomo Kaplan Street
Tel Aviv 6789159, Israel

PROXY STATEMENT
______________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on August 3, 2023

We invite you to attend the Annual General Meeting of Shareholders of Check Point Software Technologies Ltd. (“Check Point”).   The meeting will be held on August 3, 2023 at 5:00 P.M. (Israel time), and thereafter as it may be adjourned or postponed from time to time, at Check Point’s principal executive offices at 5 Shlomo Kaplan Street, Tel Aviv 6789159, Israel.

We are sending you this Proxy Statement because you hold Check Point ordinary shares.  Our Board of Directors is asking that you sign and send in your proxy card, attached to this Proxy Statement, in order to vote at the meeting or at any adjournment of the meeting.

Agenda Items

The following matters are on the agenda for the meeting:

(1)	to elect six directors – we are proposing to reelect five of our current non-outside directors and to elect one new director;

(2)	to elect one outside director – the three-year term of one of our current outside directors will expire at the meeting, and we are proposing to reelect one outside director;

(3)
to ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the fiscal year ending December 31, 2023, and for such additional period until the next annual general meeting of shareholders – Israeli law requires that we ask you, on an annual basis, to approve our auditors; when this proposal is raised, you will also be invited to discuss our 2022 consolidated financial statements;

(4)	as required by Israeli law, to approve the compensation for our Chief Executive Officer; and

(5)	as required by Israeli law, to amend the compensation arrangements of our non-executive directors.

How You Can Vote

You can vote your shares by attending the meeting or by completing and signing a proxy card.  Attached is the proxy card for the meeting that is being solicited by our Board of Directors.  Please follow the instructions on the proxy card.  You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the meeting.  We will not be able to count a proxy card unless we receive it at our principal executive offices at 5 Shlomo Kaplan Street, Tel Aviv 6789159, Israel, or our registrar and transfer agent receives it in the enclosed envelope, by August 3, 2023 at 6:59 A.M. (Israel time), which is August 2, 2023 at 11:59 P.M. (Eastern daylight time).  By signing and returning the proxy card you are confirming that you are not a “controlling shareholder” and do not have a “personal interest” in any proposed resolution, unless you specifically note on the proxy card that you are a “controlling shareholder” or have a “personal interest” with respect to a specific resolution.

Who Can Vote

You are entitled to notice of the meeting and to vote at the meeting if you were a shareholder of record at the close of business on June 26, 2023 (the “Record Date”).  You are also entitled to notice of the meeting and to vote at the meeting if you held our ordinary shares through a bank, broker or other nominee that was one of our shareholders of record at the close of business on the Record Date or that appeared in the participant listing of a securities depository on that date.  We will commence mailing copies of this Proxy Statement and the proxy cards to our shareholders of record on the Record Date on or about June 30, 2023, and we will solicit proxies primarily by mail and email.  The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone, mail, email and other means by certain of our officers, directors and employees, but they will not receive additional compensation for these services.  We will bear the cost of external solicitors and of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of banks, brokerage firms and others for forwarding material to beneficial owners of our ordinary shares.

Required Vote and Quorum

On June 26, 2023, we had outstanding 116,993,749 ordinary shares.  Each ordinary share is entitled to one vote upon each of the matters to be presented at the meeting.  The affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required to approve each of the proposals.

In addition, a special majority vote will be required for approval of the proposals in Items 2 and 4.  In order for each of these two proposals to be approved either (i) the affirmative vote of the ordinary shares must include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal, or (ii) the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against such proposal must not represent more than two percent of the outstanding ordinary shares.

Under our Articles of Association, the meeting will be properly convened if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold ordinary shares representing more than 50% of the voting power.  This is known as a quorum.  If a quorum is not present within half an hour from the time scheduled for the meeting, the meeting will be adjourned for one week, to the same day, time and place, or to a day, time and place proposed by the Chairman of our Board of Directors with the consent of the majority of the voting power represented at the meeting in person or by proxy and voting on the adjournment.  Any two shareholders who attend an adjourned meeting in person or by proxy will constitute a quorum, regardless of the number of ordinary shares they hold or represent.  Under Israeli law, broker non-votes and abstentions will be counted toward the required quorum, but will then have no effect on whether the requisite vote is obtained (that is, they will not be counted as voting for or against the proposals to be presented at the meeting).

If a shareholder holds ordinary shares through a bank or broker it is critical for that holder to cast a vote if that holder wants its shares to count.  Please note that a shareholder’s bank or broker can no longer vote uninstructed shares in the election of directors on a discretionary basis.  Thus, if a shareholder holds ordinary shares through a bank or broker and does not instruct the bank or broker how to vote, no votes will be cast on that shareholder’s behalf except with respect to the proposal in Item 2 below.  The shareholder’s bank or broker will, however, continue to have discretion to vote any uninstructed shares on the ratification of the appointment and compensation of Check Point’s independent registered public accounting firm (Item 2 of this Proxy Statement).

Our Board of Directors unanimously recommends that you vote “FOR” all proposals under Items 1 through 5 below.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT; EXECUTIVE COMPENSATION

The following table shows information as of June 26, 2023 for (i) each person who, to our knowledge, beneficially owns more than 5% of our outstanding ordinary shares, and (ii) our executive officers and directors as a group.  The information in the table below is based on  116,993,749 ordinary shares outstanding as of June 26, 2023.

Name	Number of shares beneficially owned (1)	% of class of shares (2)	Number of options/RSUs/PSUs (3)	Exercise prices of options	Dates of expiration of options
Gil Shwed (4)	29,609,766	24.3%	4,700,000	$114.81 - $123.05	06/06/2024 – 08/29/2029
Massachusetts Financial Services (5)	7,335,482	6.3%	-	-	-
All directors and officers as a group (12 persons including Mr. Shwed)(4)	30,753,399	25.1%	5,706,086	$91.78 - $123.05	06/06/2024 – 08/29/2029

(1)
The number of ordinary shares shown includes shares that each shareholder has the right to acquire pursuant to stock options that are presently exercisable or exercisable within 60 days after June 26, 2023, and restricted share units and performance share units that vest within 60 days after June 26, 2023.

(2)
If a shareholder has the right to acquire shares by exercising stock options or the vesting of restricted share units or performance share units, these shares are deemed outstanding for the purpose of computing the percentage owned by the specific shareholder (that is, they are included in both the numerator and the denominator) but they are disregarded for the purpose of computing the percentage owned by any other shareholder.

(3)
Number of shares subject to stock options that were immediately exercisable or are exercisable within 60 days from June 26, 2023, and restricted share units and performance share units that vest within 60 days after June 26, 2023.

(4)
The address for Mr. Shwed is c/o Check Point Software Technologies Ltd., 5 Shlomo Kaplan Street, Tel Aviv 6789159, Israel.  Except as may be provided by applicable community property laws, Mr. Shwed has sole voting and investment power with respect to his ordinary shares.

(5)
As of December 31, 2022, based on information contained in a Schedule 13G/A filed by Massachusetts Financial Services Company with the Securities and Exchange Commission on February 8, 2023. The address for Massachusetts Financial Services Company is 111 Huntington Avenue, Boston, Massachusetts 02199.

The annual compensation earned during 2022 by our five most highly-compensated executive officers in Israel is outlined in Item 6 of our Annual Report on Form 20-F for the year ended December 31, 2022, as filed with the Securities and Exchange Commission on April 27, 2023, a copy of which is available on our website at www.checkpoint.com.

ITEM 1 – ELECTION OF DIRECTORS (OTHER THAN OUTSIDE DIRECTORS)

Our Board of Directors currently consists of eight directors: Gil Shwed, Jerry Ungerman, Yoav Z. Chelouche, Guy Gecht, Tzipi Ozer-Armon, Ray Rothrock, Dr. Tal Shavit and Shai Weiss. Three of these directors, Yoav Z. Chelouche, Guy Gecht and Ray Rothrock, are our “outside directors” under Israel’s Companies Law.

You are being asked at this time to reelect five of our current directors who are not outside directors: Gil Shwed, Jerry Ungerman, Tzipi Ozer-Armon, Dr. Tal Shavit and Shai Weiss, and to elect one new director, Jill D. Smith.  Information on the service term and reelection process of our three current outside directors, Yoav Z. Chelouche, Guy Gecht and Ray Rothrock, is provided in Item 2 below.

If all nominees for election to our Board of Directors are elected, the Board shall consist of nine directors, including the three outside directors.

Our Board of Directors has determined that each current member of our Board of Directors, as well as the new director nominee, with the exception of Gil Shwed, is an independent director under the applicable Nasdaq regulations and Israel’s Companies Law, including all members of our Board of Directors’ Audit Committee, Compensation Committee and Nominating, Sustainability and Corporate Governance Committee.  Three of these directors, Yoav Z. Chelouche, Guy Gecht and Ray Rothrock, also qualify as our “outside directors” under Israel’s Companies Law, meeting the statutory requirements of independence prescribed by Israel’s Companies Law.

In accordance with Israel’s Companies Law, each member of our Board of Directors (as well as our three outside directors), including each director nominee, has certified to us that he or she meets all the requirements of Israel’s Companies Law for election as a director of a public company and possesses the necessary qualifications and has sufficient time to fulfill his or her duties as a director of Check Point, taking into account the size and special needs of Check Point.

During the past year, all of our directors attended more than 75% of our Board of Directors meetings and more than 75% of the meetings of each of the committees of our Board of Directors on which they serve.

Nominees for Director

The Nominating, Sustainability and Corporate Governance Committee of our Board of Directors, which consists of Shai Weiss (Chairman), Ray Rothrock and Dr. Tal Shavit, recommended that the six nominees be elected to our Board of Directors at the meeting.  Our Board of Directors approved this recommendation.  Each director who is elected at the meeting will serve until next year’s annual general meeting of shareholders.  If elected, Ms. Smith’s appointment to the Board of Directors will become effective in the fourth quarter of 2023.

Biographical information concerning all director nominees is set forth below.  Information on our Board’s diversity is available on our website at: https://www.checkpoint.com/about-us/investor-relations/corporate-governance/committee-composition/

Gil Shwed is the founder, Chief Executive Officer and Director. Mr. Shwed served as Chairman of our board of directors until September 2015. Mr. Shwed is considered the inventor of the modern firewall and authored several patents, such as the company’s Stateful Inspection technology. Mr. Shwed has received numerous accolades for his individual achievements and industry contributions, including an honorary Doctor of Science from the Technion – Israel Institute of Technology, an honorary Doctor of Science from Tel Aviv University, the World Economic Forum’s Global Leader for Tomorrow for his commitment to public affairs and leadership in areas beyond immediate professional interests, and the Academy of Achievement’s Golden Plate Award for his innovative contribution to business and technology. Mr. Shwed is the Chairman of the Board of Trustees of the Youth University of Tel Aviv University. Mr. Shwed is a Tel Aviv University Governor and founder of the University’s Check Point Institute for Information Security. He is also Chairman of the Board of the board of directors of Yeholot Association Founded by the Rashi Foundation whose charter is, among other things, to reduce the dropout rates in high schools. In 2018, Gil was awarded the prestigious Israel Prize for his contributions to the Israeli technology industry.

Jerry Ungerman serves as the chairman of the board of directors since August 2020, after serving as Vice Chairman of our board of directors from 2005 until August 2020. From 2001 to 2005, Mr. Ungerman served as our President and before that, from 1998 until 2000, he served as our Executive Vice President. Prior to joining us, Mr. Ungerman accumulated extensive experience in high-tech sales, marketing and management experience at Hitachi Data Systems (HDS), a data storage company and a member of the Hitachi, Ltd. group. He began his career with International Business Machines Corp. (IBM), a global technology products and services company, after earning a B.A. in Business Administration from the University of Minnesota.

Tzipi Ozer-Armon has served on our board of directors since January 2023. Ms. Ozer- Armon serves as the Chief Executive Officer of Lumenis Ltd. since May 2012. Before joining Lumenis, Ms. Ozer-Armon headed the Japanese market activities of Teva Pharmaceutical Industries Ltd. and served as Senior Vice President of Sales and Marketing at SanDisk Corporation. Previously, Ms. Ozer-Armon also served as VP & General Manager of MSystems Ltd. Ms. Ozer-Armon is a director of Strauss Group Ltd., Similarweb Ltd. and ICL Group Ltd. Ms. Ozer-Armon holds a BA magna cum laude in Economics and an MBA degree majoring in Finance and Marketing from Tel Aviv University and she is an AMP graduate of the Harvard Business School.

Dr. Tal Shavit Shenhav has served on our board of directors since 2000. Dr. Shavit Shenhav is an organizational consultant specializing in international collaboration between Israeli and American companies, consulting in the management of cultural differences in order to forge effective collaboration. Her work with leading management teams includes the definition of organizational culture as the engine of such company’s activities. She consults with companies undergoing structural change with emphasis on organizational growth through effective mergers and acquisitions and a redefining of management roles in order to meet market changes.

Jill D Smith brings more than 20 years of international leadership experience, including 17 years as chief executive officer of private and public companies in the technology and information services markets. Most recently, Ms. Smith served as the President and Chief Executive Officer of Allied Minds, an IP commercialization company, from March 2017 through June 2019, and prior to that she served as Chairman, Chief Executive Officer and President of DigitalGlobe Inc., a global provider of satellite imagery products and services. Ms. Smith started her career as a consultant at Bain & Company, where she rose to become Partner. She subsequently joined Sara Lee as Vice President, and went on to serve as President and Chief Executive Officer of eDial, a VoIP collaboration company, and of SRDS, a business-to-business publishing firm. She also served as Chief Operating Officer of Micron Electronics, and co-founded Treacy & Company, a consulting and boutique investment business. Ms. Smith currently serves as a director of Aspen Technology, Inc., CIRCOR International, Inc., R1 RCM Inc. and MDA Ltd. She previously served as a director of Gemalto NV from 2016 to 2018, Allied Minds plc from 2016 to 2019, Endo International from 2012 to 2018 and Hexagon AB from 2013 to 2017. Prior to Ms. Smith’s appointment to the Board of Directors becoming effective in the fourth quarter of 2023, Ms. Smith will resign from one of these boards.

Shai Weiss has served on our board of directors since 2018. Mr. Weiss is the Chief Executive Officer of Virgin Atlantic, one of the most innovative airlines in the world. Mr. Weiss joined Virgin Atlantic as Executive Vice President and Chief Financial Officer in July 2014 from Virgin Management Ltd, where he had been an Investment Partner since 2012 and was a Founding Partner of Virgin Green Fund. Prior to joining Virgin Group, he held several senior management positions at ntl:Telewest (now Virgin Media), the UK and Europe’s largest cable operator. Mr. Weiss was part of the turn-around of ntl with roles including Managing Director of Consumer Products, Director of Operations, and Director of Financial Planning for the Consumer division. Mr. Weiss was also behind the merger between Virgin Mobile UK and ntl:Telewest and the re-brand  to Virgin Media. Prior to ntl, Mr. Weiss established the European office of early-stage technology venture fund JVP and was a senior associate with Morgan Stanley. He holds an M.B.A. degree from Columbia University and a BBA degree from City University of New York, Baruch College.

We do not know of any reason that any of the individuals proposed for election as directors would not be able to serve.

Proposal

We are proposing to adopt the following resolutions:

RESOLVED, that the reelection of Gil Shwed to the Board of Directors of Check Point until the 2024 annual general meeting of shareholders be, and it hereby is, approved;

FURTHER RESOLVED, that the reelection of Jerry Ungerman to the Board of Directors of Check Point until the 2024 annual general meeting of shareholders be, and it hereby is, approved;

FURTHER RESOLVED, that the reelection of Tzipi Ozer-Armon to the Board of Directors of Check Point until the 2024 annual general meeting of shareholders be, and it hereby is, approved;

FURTHER RESOLVED, that the reelection of Dr. Tal Shavit to the Board of Directors of Check Point until the 2024 annual general meeting of shareholders be, and it hereby is, approved;

FURTHER RESOLVED, that the election of Jill D. Smith to the Board of Directors of Check Point effective the fourth quarter of 2023 until the 2024 annual general meeting of shareholders be, and it hereby is, approved; and

FURTHER RESOLVED, that the reelection of Shai Weiss to the Board of Directors of Check Point until the 2024 annual general meeting of shareholders be, and it hereby is, approved.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is required to elect each of the individuals named above as directors.

ITEM 2 – ELECTION OF OUTSIDE DIRECTOR

In accordance with Israel’s Companies Law and the relevant regulations, we must have at least two outside directors who meet the statutory requirements of independence.  Under Israel’s Companies Law, an outside director serves for a term of three years, which may be extended for additional three-year terms.  Further, an outside director can be removed from office only under very limited circumstances.  In addition, under Israel’s Companies Law, all of the outside directors must serve on our Audit Committee and Compensation Committee (including one outside director serving as the chair of our Audit Committee and our Compensation Committee), and at least one outside director must serve on each committee of our Board of Directors.  Under certain circumstances, we may elect in the future to exempt ourselves from these statutory requirements pursuant to Israeli regulations.

 As noted above, Yoav Z. Chelouche, Guy Gecht and Ray Rothrock are our outside directors under Israel’s Companies Law.  The term of office of Mr. Rothrock expires in 2023, and he is standing for reelection at the meeting.  The current terms of office of Messrs. Chelouche and Gecht expire in 2024 and they are not standing for reelection at the meeting.

Biographical information concerning all three outside directors, including Messrs. Chelouche and Gecht, who are not standing for reelection at the meeting, is set forth below.

Yoav Z. Chelouche has served on our board of directors since 2006. Mr. Chelouche has also served as one of our outside directors under the Israeli Companies Law since 2006. Mr. Chelouche has been Managing Partner of Aviv Venture Capital since August 2000. He serves on boards of directors of certain Aviv companies. Prior to joining Aviv Venture Capital, Mr. Chelouche served as a President and Chief Executive Officer of Scitex Corp., a world leader in digital imaging and printing systems, from December 1994 until July 2000. From August 1979 until December 1994, Mr. Chelouche held various managerial positions with Scitex, including VP Strategy and Business Development, VP Marketing and VP Finance for Europe. Mr. Chelouche is a member of the board of directors of a number of private companies. He was also a board member and until 2015 co-Chairman of IATI-Israel Advanced Technology Industries, an Israeli nonprofit organization that researches, develops and advocates policies that promote Israel’s high tech ecosystem through activities in training, tuition, business development, public relations and public policy advocacy. Mr. Chelouche is a board member of Tower Semiconductor Ltd., Malam Team Ltd., and an external director of the Tel Aviv Stock Exchange (TASE). Mr. Chelouche is expected to resign from the board of directors of Tower Semiconductor Ltd. upon consummation of its acquisition by Intel Corporation, as announced in February 2022. Mr. Chelouche earned B.A. in Economics and Statistics from Tel Aviv University, and an M.B.A. from INSEAD University in Fontainebleau, France.

Guy Gecht has served on our board of directors since 2006 and as our Lead Independent Director since August 2020. Mr. Gecht has also served as one of our outside directors under the Israeli Companies Law since 2006. Mr. Gecht is serving as the Interim Chief Executive Officer of Logitech International S.A. since June 2023, and as a member of its board of directors since 2019. Mr. Gecht served as the Chief Executive Officer of Electronics For Imaging, Inc. (EFI), a company that provides digital imaging and print management solutions for commercial and industrial applications and has served in this position from January 2000 until October 2018. From October 1995 until January 2000, Mr. Gecht held various positions with EFI, including President of the company. Prior to joining EFI, Mr. Gecht held various software engineering positions with technology companies. He holds a B.S. in Computer Science and Mathematics from Ben-Gurion University in Israel.

Ray Rothrock has served on our board of directors since 1995. Mr. Rothrock has also served as one of our outside directors under the Israeli Companies Law since 2000 and as a director under Roku, Inc. Mr. Rothrock is a Partner emeritus at Venrock, a venture capital firm, where he was a member since 1988 and a general partner since 1995. He retired from Venrock in 2013. Presently, Mr. Rothrock is the Chairman of RedSeal, Inc., a cybersecurity analytics company. Mr. Rothrock served as the Chief Executive Officer of RedSeal, Inc. from February 2014 until May 2020. Mr. Rothrock is a director of Nasdaq-listed Roku, Inc, and a number of private companies. Mr. Rothrock is a member of the Massachusetts Institute of Technology Corporation, and a Trustee of the University of Texas and Texas A&M Investment Management Company. Mr. Rothrock received a B.S. in Engineering from Texas A&M University, an M.S. from the Massachusetts Institute of Technology and an M.B.A. from the Harvard Business School.

Nominee for Outside Director

The Nominating, Sustainability and Corporate Governance Committee of our Board of Directors recommended that Mr. Rothrock be reelected as an outside director at the meeting for an additional three-year term, and has found that he has all necessary qualifications required under Israel’s Companies Law to be considered an “outside director” and to be considered an “independent director” pursuant to the rules of Nasdaq, and has determined that, in light of the expertise and contribution to our Board of Directors and Board committees of Mr. Rothrock, the reelection of Mr. Rothrock as an outside director for an additional three-year term would be in Check Point’s best interest.  Our Board of Directors approved this recommendation.  If elected at the meeting, Mr. Rothrock would serve for a three-year term.

Proposal

We are proposing to adopt the following resolution:

RESOLVED, that the reelection of Ray Rothrock to the Board of Directors of Check Point to serve as an outside director for an additional three-year term until the 2026 annual general meeting of shareholders be, and it hereby is, approved.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution to elect Mr. Rothrock as an outside director.  In addition, a special majority vote will be required for approval of the proposal.  In order for the proposal to be approved either (i) the affirmative vote of the ordinary shares must include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal (excluding a personal interest that is not related to a relationship with the controlling shareholders), or (ii) the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against such proposal must not represent more than two percent of the outstanding ordinary shares.

For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the election of the outside director (excluding a personal interest that is not related to a relationship with a controlling shareholder).  Under Israel’s Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal.  In addition, you are deemed to have a personal interest if a company, other than Check Point, that is affiliated to you has a personal interest in the adoption of the proposal.  Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares.  However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

ITEM 3 – PROPOSAL TO RATIFY THE APPOINTMENT AND COMPENSATION
OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM;
REVIEW AND DISCUSSION OF OUR 2022 CONSOLIDATED
FINANCIAL STATEMENTS

Our Board of Directors has appointed Kost, Forer, Gabbay & Kasierer, an Israeli accounting firm that is a member of Ernst & Young Global, as our independent registered public accounting firm for 2023.  Kost, Forer, Gabbay & Kasierer have audited our books and accounts since we were incorporated.

Representatives of Kost, Forer, Gabbay & Kasierer will attend the meeting and will be invited to make a statement.  They will be available to respond to appropriate questions raised during the meeting.  In accordance with Section 60(b) of Israel’s Companies Law, you are invited to discuss our 2022 consolidated financial statements, and questions regarding the financial statements may be addressed to us or to our auditors.  Our Annual Report on Form 20-F for the year ended December 31, 2022, including our 2022 audited consolidated financial statements, is available on our website at www.checkpoint.com.  To have a printed copy mailed to you, please contact our Investor Relations department at Check Point Software Technologies, Inc., 959 Skyway Road, Suite 300, San Carlos, CA 94070 U.S.A., Attention: Investor Relations; Telephone: 650-628-2000, email: ir@checkpoint.com.

As set forth in Item 16C of our Annual Report on Form 20-F for the year ended December 31, 2022, the following table sets forth the aggregate fees for the audit and other services provided by Kost, Forer, Gabbay & Kasierer, a member of EY Global and other members of EY Global during the years ended December 31, 2022 (in millions):

	Year ended December 31, 2022
Audit fees (1)	$0.8	67%
Audit-related fees (2)	*	3%
Tax fees (3)	0.3	30%
All other fees	--	--
Total	$1.1	100%
_______________________
*	Represents an amount lower than $0.1 million.

(1)
“Audit fees” are fees for audit services for 2022, including fees associated with the annual audit (including audit of our internal control over financial reporting) and reviews of our quarterly financial results submitted on Form 6-K,  consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.

(2)	“Audit-related fees” are fees for professional services related to information systems audits.

(3)
Tax fees” are fees for professional services rendered by our auditors for tax compliance, tax planning and tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and employee benefits.

Proposal

We are proposing to adopt the following resolution:

RESOLVED, that the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as Check Point’s independent registered public accounting firm for the fiscal year ending December 31, 2023, and for such additional period until the next annual general meeting of shareholders, be, and it hereby is, ratified, and the Board of Directors of Check Point (or, the Audit Committee, if authorized by the Board of Directors) be, and it hereby is, authorized to fix the remuneration of such independent registered public accounting firm in accordance with the volume and nature of their services.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution to ratify the appointment and compensation of our independent registered public accounting firm.

ITEM 4 – PROPOSAL TO APPROVE COMPENSATION FOR OUR CHIEF EXECUTIVE OFFICER

Background

Our shareholders are being asked to approve the grant of an option award for our Chief Executive Officer, Mr. Gil Shwed.

Mr. Shwed is the founder, Chief Executive Officer and a director of Check Point since Check Point’s inception, and his ongoing long-term active committed contribution has been key to Check Point’s sustained growth and long-term success.

Mr. Shwed is widely recognized globally as a pioneer in the global cybersecurity industry, and is considered the inventor of the modern firewall and has authored several key patents in the cybersecurity industry, such as Check Point’s Stateful Inspection technology.

In line with his prominent role as a leader of Israel’s innovative technology industry, for 30 years, Mr. Shwed was granted in 2018 the prestigious Israel Prize for his overall contributions to the Israeli technology industry.

Mr. Shwed’s unique prominent role in Israel has been a key factor to Check Point’s ability to continue to attract and retain leading, innovative R&D experts and software engineers who seek to work and develop under Mr. Shwed’s leadership, and to enable Check Point to preserve its record growth and profits for so many years.

Over the years, Mr. Shwed received numerous additional accolades for his individual achievements and industry contributions, including an honorary Doctor of Science from the Technion – Israel Institute of Technology, an honorary Doctor of Science from Tel Aviv University, the World Economic Forum’s Global Leader for Tomorrow for his commitment to public affairs and leadership in areas beyond immediate professional interests, and the Academy of Achievement’s Golden Plate Award for his innovative contribution to business and technology.

Mr. Shwed also serves as the Chairman of the Board of Trustees of the Youth University of Tel Aviv University and a Tel Aviv University Governor and is a founder of the University’s Check Point Institute for Information Security.  Additional information on Mr. Shwed’s accomplishments, experience and background is available in Item 1 of this Proxy Statement.

Approval Requirements under Israeli Law

Israel’s Companies Law provides that the compensation of our Chief Executive Officer and our directors requires the approval of the Compensation Committee, our Board of Directors and our shareholders.  This includes cash compensation as well as compensation in the form of equity awards.  Accordingly, the proposed option grant to Mr. Shwed, which was approved and recommended by our Compensation Committee and our Board of Directors, also requires shareholder approval at the meeting.

The shareholder vote on this matter is binding under Israeli law and not merely advisory, unlike the “say-on-pay” votes found in some proxy statements for U.S. domestic companies, other than in special circumstances prescribed by Israel’s Companies Law, where the Compensation Committee and our Board of Directors may override the shareholders’ decision to oppose the option award proposal, subject to certain conditions, and only after they evaluate the reasons for which the shareholders voted against such proposal and still believe the compensation is warranted for special reasons identified.

If this proposal is not approved by the affirmative vote of our shareholders, we will NOT grant the option award or pay any other compensation to our Chief Executive Officer for 2023, and Mr. Shwed’s sole compensation for 2023 will equal the statutory minimum wage in Israel (approximately $1,500 per month).

Chief Executive Officer Compensation Review

As stated in Check Point’s Executive Compensation Policy, which applies to our Chief Executive Officer as well as to our other executives, our Compensation Committee and our Board of Directors believe that strong, effective leadership is fundamental to Check Point’s continued growth and success in the future.

In reviewing and setting compensation of our Chief Executive Officer, the Compensation Committee considered, among other things, the following factors:

•	Mr. Shwed’s unique, global leadership role in the global cybersecurity industry for 30 years, being considered the inventor of the modern firewall;

•
Mr. Shwed’s unique prominent role in Israel which has been a key factor to Check Point’s ability to continue to attract and retain leading, innovative R&D experts and software engineers who seek to work and develop under Mr. Shwed’s leadership, and to enable Check Point to preserve its record growth and profits for so many years;

•	Mr. Shwed’s success in maintaining a stable management team, creating new and successful leadership and maintaining a corporate culture which inspires our workforce;

•	the ongoing long-term active committed contribution of Mr. Shwed to Check Point’s sustained growth and long-term success;

•	the estimation of Mr. Shwed’s expected contributions to the future growth of Check Point;

•
the difficulty and cost of replacing a high-performing leader and founder and the potential ramifications for Check Point’s short-term and long-term success if Mr. Shwed were to depart from Check Point;

•
the benefit of compensating Mr. Shwed with a simple, straight forward long-term option award, which is 100% tied to Check Point’s shareholders’ interests, on the one hand, and is the most effective incentive tool for a long-term leader and founder as Mr. Shwed, on the other hand;

•
the fact that the vesting of 40% of the option award will be tied to long-term company performance goals and the vesting of 100% of the option award will be tied to Mr. Shwed’s long-term continued employment;

•
the fact that the threshold performance levels for the performance-based options have been set at no less than 87.5% of the performance targets, and no performance-based options shall vest if such thresholds are not achieved;

•
the fact that options, unlike restricted shares, restricted stock units (RSUs) or performance stock units (PSUs), do not reward for under performance, as their entire gain is subject to share price appreciation;

•
the fact that 100% of the option award include an inherent market-linked key performance indicator (KPI) and Mr. Shwed will not realize any gain or compensation if Check Point’s share price does not increase above the exercise price of the options, and 40% of the option award also include additional long-term company performance criteria for vesting;

•
the fact that Mr. Shwed has requested not to be paid any cash bonus or be granted any “in-the-money” restricted shares, RSU or PSU awards (which inherently include a guaranteed portion) as part of his compensation package, thereby fully aligning his interest with the interests of Check Point’s shareholders;

•	the Black-Scholes-Merton value of the proposed option award and alternative option awards, based on award volume and vesting duration;

•	Mr. Shwed’s historical option grants relative to the proposed option award, both in Black-Scholes-Merton value and in the number of ordinary shares underlying the options;

•	the responsibilities and duties performed by Mr. Shwed as Chief Executive Officer;

•	data from an independent analysis of compensation awarded to chief executive officers of several companies in our peer group, as provided by Compensia (as described below);

•	feedback solicited by our management and our Board of Directors from our largest shareholders in order to ensure that the proposed compensation plan is aligned with shareholders’ interests; and

•	the motivation of a long-term option award to the achievement of results with integrity and fairness.

Independent Compensation Advisor.  The Compensation Committee also directly engaged the services of Compensia, a leading global provider of consulting services relating to human capital and compensation, to ensure that Check Point’s compensation practices are aligned with, and competitive relative to, market practices.  Compensia reported directly to the Compensation Committee and the Compensation Committee determined Compensia to be independent.

Compensia provided input on a range of external market factors, including appropriate comparison companies for assessing our competitive market position and comparable executive compensation arrangements, including an analysis of Check Point’s executive compensation arrangements relative to that of several companies within our peer group.

Peer Group. Our peer group, is reviewed and re-assessed periodically by our Compensation Committee with the assistance of Compensia, which is made up of between 15 to 20 companies, that are most comparable to Check Point on a range of criteria, including industry (mainly software and IT services), market capitalization, revenue and/or profitability, while taking into account Check Point’s unique position in the industry, being a company that maintains significant high-margin profits and generates significant cash-flow year after year.

The members of our current peer group, which consists of 17 companies, are listed below:

Ansys Inc.	Autodesk Inc.	Cadence Design Systems Inc.
Dropbox Inc.	Fortinet Inc.	Gen Digital Inc.
Juniper Networks Inc.	NICE Ltd.	Palo Alto Networks Inc.
PTC Inc.	ServiceNow Inc.	Splunk Inc.
SS&C Technologies Holdings Inc.	Synopsys Inc.	Trend Micro Inc.
Tyler Technologies Inc.	Ziff Davis, Inc.

Chief Executive Officer Option Award

Following the review of each of the considerations described above under “Chief Executive Officer Compensation Review”, our Compensation Committee, in consultation with Compensia, has approved and recommended, a simple, straight forward long-term option award, as outlined below, of which 40% will be tied to long-term company performance goals and 100% will be tied to Mr. Shwed’s long-term continued employment, with the objective of continuing to fully align all of Mr. Shwed’s compensation with shareholder interests and long-term company value.

The Compensation Committee, in consultation with Compensia, believes that the proposed option award, which is 100% tied to Check Point’s shareholders interest, is the most effective incentive tool to maintain a long-term market leader and founder as Mr. Shwed, and to ensure the continued short- and long-term success of Check Point under Mr. Shwed’s leadership.

The Compensation Committee believes that the proposed option award, is in the best interest of the shareholders, particularly when taking into account that the entire compensation consists of options that bear a higher risk than restricted shares or RSUs or PSUs, that 40% of the options award is also subject to long-term company performance goals, and the fact that most of the chief executive officers in our peer group are not long-term market leaders and company founders like Mr. Shwed.

Mr. Shwed supports the Compensation Committee’s position that he be granted only options and not restricted shares or RSUs or PSUs, despite the fact that restricted shares or RSUs or PSUs would provide considerable compensation even if the ordinary share price remains stable or declines.

Following is a summary of the key terms of the proposed option award:

Equity Type:

Mr. Shwed’s proposed equity component will be comprised 100% of options, of which 40% will also be subject to long-term company performance goals. No RSUs or restricted shares or other equity awards which also reward for under performance.

Number of Ordinary Shares Subject to Option to be Granted

Mr. Shwed will be granted an option to purchase 500,000 ordinary shares of Check Point. The number of ordinary shares subject to the option award is the same number of ordinary shares granted in 2020, 2021 and 2022 and is significantly less than the number of ordinary shares that were subject to the annual option awards granted to Mr. Shwed in prior years.

In the years 2011-2015, Mr. Shwed was granted an option to purchase 1,600,000 ordinary shares, in the years 2016-2019 such amount was reduced to 1,300,000 ordinary shares, in 2020 such amount was further reduced to 500,000 ordinary shares, and, as noted above, in 2023, it is proposed that such amount be 500,000 ordinary shares, consistent with 2020, 2021 and 2022.

However, unlike prior years, it is proposed that options to purchase 200,000 ordinary shares (or 40% of the aggregate option award) will also be subject to vesting criteria tied to long-term company performance criteria.

Based on an assumed exercise price of $125.85 (equal to the average closing price of Check Point’s ordinary shares on Nasdaq during the 20 trading days ending June 26, 2023), the Black-Scholes-Merton value of such option award would have been approximately $20.5 million.  The expense will be recorded in our financial statements over the four-year vesting period of the option award.  Since the Black-Scholes-Merton model is merely a financial model that determines the accounting value of the grant, it does not guarantee any actual economic gain to Mr. Shwed.

The following table presents summary information regarding the compensation paid to, or earned by, Mr. Shwed in each of the three years ended December 31, 2022, 2021 and 2020, and as proposed to be paid to, or earned by, Mr. Shwed in the year ended December 31, 2023:

Name	Year	Annual Salary	Stock Awards	Option Awards (#)	Exercise Price	Option Awards ($)	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
Gil Shwed (Chief Executive Officer)	2023	$17,521	-	500,000	$125.85	$20,484,300	-	$8,717	$20,510,538
	2022	$18,068	-	500,000	$122.12	$18,405,350	-	$8,990	$18,432,408
	2021	$19,503	-	500,000	$123.05	$14,859,050	-	$17,823	$14,896,376
	2020	$19,782	--	500,000	$122.41	$13,799,300	-	$18,078	$13,837,160

* The value of the option awards was calculated based on the Black-Scholes-Merton model.  In the case of 2023, the value of the option award is calculated based on an assumed exercise price of $125.85 (equal to the average closing price of Check Point’s ordinary shares on the Nasdaq during the 20 trading days ending June 26, 2023). The actual value of the 2023 option award will be calculated on the date of grant based on the closing price of Check Point’s ordinary shares on such date.

** The salary and other compensation presented in the table were paid in NIS and were converted into US$ based on the NIS/US$ exchange rate at the end of the applicable year. In the case of 2023, the amounts are estimated and converted based on the NIS/US$ exchange rate on June 26, 2023.

Mr. Shwed will only realize an economic gain from such option grant, if the share price increases and exceeds the exercise price, irrespective of the Black-Scholes-Merton value of the option granted.

Grant Date

The date the option grant is approved by Check Point’s shareholders at the annual general meeting.

Exercise Price

The exercise price of the option award shall equal 100% of the closing price of Check Point’s ordinary shares on the Nasdaq on the date of the annual general meeting.

No Repricing

The Compensation Committee and our Board of Directors will have no authority to re-price the exercise price of the option award, without first obtaining shareholder approval.

Vesting Criteria and Schedule

All options subject to Mr. Shwed’s continued employment by Check Point on each applicable vesting date, as well as the following conditions and terms:

Option Awards

Check Point is proposing to grant Mr. Shwed, for his role as CEO, options to purchase Check Point’s shares which depend on meeting specific criteria. This includes Performance-Based Options (200,000) and Time-Based Options (300,000).

For Performance-Based Options: the first tranche (66,666 options) will vest after two years if the Company's revenue growth meets or surpasses a set target relative to the Company’s revenues in the four quarters ended June 30, 2023. The number of options that vest will depend on how much the growth exceeds the target.

The second tranche (133,334 options) follows the same criteria but after four years.

None of these options will vest if the set minimum thresholds are not met or Mr. Shwed is not employed at Check Point on the relevant vesting dates. The minimum thresholds for these targets will not be less than 87.5% of the target revenues.

The revenue growth targets and minimum thresholds were set by the Compensation Committee and the Board.

For Time-Based Options, the vesting is gradual over four years. Mr. Shwed can purchase 60,000 shares after 6, 12, 24, 36, and 48 months from the grant date as long as he is still employed at Check Point on the relevant vesting dates.

No Vesting Acceleration

The Compensation Committee and our Board of Directors will have no authority to accelerate the vesting of the option award due to a change of control event or otherwise, without first obtaining shareholder approval.

Term

The option award shall terminate seven years after the date of grant if not exercised.

Additional Information

As of December 31, 2022, the number of company equity awards outstanding was 7.8% of the sum of (i) the number of ordinary shares issued and outstanding on such date and (ii) the number of ordinary shares reserved and authorized under the our equity incentive plans for outstanding awards granted under the equity incentive plans as of such date, or 8.2%, assuming the proposed option grant to Mr. Shwed subject to approval hereby, would have been granted as of December 31, 2022.

In connection with their review, our Compensation Committee and our Board of Directors further confirmed that, it is the intention of Check Point that the number of company equity awards outstanding shall continue in the future not to exceed 10% of the sum of (i) the number of ordinary shares issued and outstanding on such date and (ii) the number of ordinary shares reserved and authorized under the equity incentive plans for outstanding awards granted under the equity incentive plans as of such date.

The number of ordinary shares beneficially owned by Mr. Shwed, and the number of ordinary shares he beneficially owns pursuant to stock options exercisable within 60 days after June 26, 2023, are set forth above under the caption “Beneficial Ownership of Securities by Certain Beneficial Owners and Management.”

Recommendation

Our Compensation Committee and our Board of Directors believe that it is in the best interest of our shareholders and Check Point to approve the option award grant to Mr. Shwed, and recommend that the shareholders approve the proposed grant.

The proposed option award links Mr. Shwed’s compensation to the creation of shareholder value.  If this proposal is not approved at the meeting, our Board of Directors and Compensation Committee believe it could impede our ability to incentivize Mr. Shwed to continue delivering value to our shareholders, thereby potentially posing a material risk to Check Point’s short- and long-term success.

Proposal

           We are proposing to adopt the following resolution:

RESOLVED, that the grant to Gil Shwed of an option to purchase 500,000 ordinary shares at an exercise price equal to 100% of the closing price of the ordinary shares on the Nasdaq on the date of the 2023 Annual General Meeting of Shareholders and upon the terms recommended by the Compensation Committee and approved by the Board of Directors of Check Point and set forth in Item 4 of the Proxy Statement, be, and it hereby is, approved.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to approve the grant of an option to our Chief Executive Officer, who is also a director.  In addition, a special majority vote will be required for approval of this proposal.  In order for this proposal to be approved either (i) the affirmative vote of the ordinary shares must include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of this proposal, or (ii) the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against such proposal must not represent more than two percent of the outstanding ordinary shares.

For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the in this proposal to grant an option to our Chief Executive Officer, as described above.

ITEM 5 – PROPOSAL TO AMEND THE COMPENSATION ARRANGEMENTS OF THE NON-EXECUTIVE DIRECTORS

Background

Based on an analysis of the appropriate remuneration of our non-executive directors, the Compensation Committee has proposed to change the structure of the equity component of the fees paid to our non-executive directors.  Following the meeting, all of our directors, with the exception of Mr. Shwed, will be non-executive directors.

We are seeking your approval of these changes because Israel’s Companies Law provides that the compensation of our directors, whether as directors, officers or consultants, requires shareholder approval.

Our non-executive directors are currently compensated by a combination of cash fees and equity grants.

Cash Fees.  We currently pay each of our non-executive directors an annual cash retainer of $40,000 for the services provided to our board of directors and an annual cash retainer of $7,500 for each committee membership.  In addition, we pay the chairman of our board of directors and the lead independent director an annual cash retainer of $20,000, the chair of our Audit Committee an annual cash retainer of $7,500 and the chair of each of our Nominating, Sustainability and Corporate Governance Committee and Compensation Committee an annual cash retainer of $2,500.

Equity Grants.  Our non-executive directors receive an automatic option grant and are also eligible for discretionary awards under Check Point’s Equity Incentive Plans:

-
Each non-executive director who is first elected or appointed to the board of directors is granted an option to purchase 25,000 ordinary shares and restricted share units (RSUs) with a value of $200,000 on the date of the initial election or appointment, vesting in equal annual installments over a four-year period (the Initial Equity Grant).

-
On the date of each annual general meeting of shareholders, each non-executive director who is to continue to serve as a non-executive director after the annual general meeting is granted an option to purchase an additional 15,000 ordinary shares and RSUs with a value of $50,000, of which 50% vest six months after the grant date, 25% vest nine months after the grant date, and another 25% vest a year after the grant date, provided that the director has served as a non-executive director for at least six months prior to the date of the annual general meeting (the Annual Equity Grant).

The directors in office immediately prior to the date of initial appointment or election, or of the annual general meeting, as applicable, may determine to reduce the initial or annual grant to all non-executive directors or a specific non-executive director.

In addition, each director is also required to comply with Check Point’s Stock Ownership Guidelines for Directors and Executive Officers, as set forth below under the header – “Stock Ownership Guidelines for Directors and Executive Officers”.

In line with Check Point’s peer companies and consistent with market practices, the Compensation Committee is recommending to amend the Annual Equity Grant set forth in Check Point’s equity incentive plans, by decreasing on the one hand the number of ordinary shares included in the Annual Equity Grant from 15,000 to 5,000, and increasing on the other hand the value of the RSUs included in the Annual Equity Grant from $50,000 to $150,000.

No changes are proposed to the directors’ cash fees or to the Initial Equity Grant.

Based on an assumed exercise price of $125.85 (equal to the average closing price of Check Point’s ordinary shares on Nasdaq during the 20 trading days ending June 26, 2023), and assuming this proposal is adopted, the value of the Annual Equity Grant to each non-executive director will decrease from approximately $458 thousands to approximately $323 thousands.

In making its recommendation, the Compensation Committee considered several factors, including comparable industry data and data of members of our peer group, which consists of 17 companies, as listed in Item 4 above, as well as input from Compensia, which was engaged by the Compensation Committee as an independent compensation advisor.

Our Compensation Committee believes that director compensation should be fair and equitable to enable us to attract qualified members to serve on our Board of Directors, and that the proposed amendments, are designed to enable us to appropriately incentivize, attract, and retain qualified members to our Board of Directors, while ensuring that our director compensation program is consistent with market practices and share price appreciation.

The Compensation Committee further approved and recommended to authorize the Compensation Committee and the Board of Directors to further adjust in the future the cash and equity components of the non-executive directors compensation package, provided the overall cost of the non-executive directors compensation package is not increased.

Our Board of Directors subsequently approved the amended compensation arrangements of our non-executive directors and recommended that it be adopted by our shareholders.

Proposal

We are proposing to adopt the following resolution:

RESOLVED, to amend the compensation arrangements of the Non-Executive Directors, as set forth in Item 5 of the Proxy Statement.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the amendment to the compensation arrangements of the non-executive directors.

STOCK OWNERSHIP GUIDELINES FOR DIRECTORS AND EXECUTIVE OFFICERS

Pursuant to the Stock Ownership Guidelines adopted by our Compensation Committee and Board of Directors, our directors and executive officers are required to beneficially own Check Point securities in excess of the following thresholds:

-	Each non-executive director is required to beneficially own Check Point securities equal to 5X the annual non-executive director cash retainer.

-
Check Point’s Chief Executive Officer is required to beneficially own Check Point securities equal to $4.5 million, which represents approximately 5X the median base salary of the CEOs of Check Point’s current peer company group (as listed in Item 4).

-
Each Check Point executive officer (other the CEO) identified in Item 6A of Check Point’s Annual Report on Form 20-F is required to beneficially own Check Point securities equal to his or her annual base salary.

Each director and executive officer has a five year transition period to comply with the stock ownership guidelines.

SHAREHOLDER PROPOSALS FOR 2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Under Israel’s Companies Law, shareholders who severally or jointly hold at least 1% of the company’s outstanding voting rights are entitled to request that the board of directors include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting.  To be considered for inclusion in the company’s proxy statement for our 2024 annual general meeting of shareholders pursuant to Israel’s Companies Law, shareholder proposals must be in writing and must be properly submitted to 5 Shlomo Kaplan Street, Tel Aviv 6789159, Israel, Attention: Corporate Secretary, and must otherwise comply with the requirements of Israel’s Companies Law.  The written proposal must be received by Check Point not less than 90 calendar days prior to the first anniversary of the 2023 Annual General Meeting of Shareholders (i.e., no later than May 5, 2024; provided that if the date of the 2024 annual general meeting of shareholders is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the 2023 Annual General Meeting of Shareholders, for a proposal by a shareholder to be timely it must be so delivered not later than the 7th calendar day following the day on which we call and provide notice of the 2024 annual general meeting of shareholders).

We currently expect that the agenda for our annual general meeting of shareholders to be held in 2024 will include (1) the election (or reelection) of directors; (2) the ratification of the appointment (or reappointment) of our auditors; and (3) presentation and discussion of the financial statements of Check Point for the year ended December 31, 2023 and the auditors’ report for this period.

In general, a shareholder proposal must be in English and must set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls or manages such person, (ii) the number of ordinary shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)); if any of such ordinary shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the company, (iv) the proposing shareholder’s purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the 2024 annual general meeting of shareholders, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under Israel’s Companies Law and any other applicable law to be provided to the company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the board of directors, a questionnaire and declaration, in form and substance reasonably requested by the company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise, etc., and his or her consent to be named as a candidate and, if elected, to serve on the board of directors, and (ix) any other information reasonably requested by the company.  We shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof.  In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association.  The company may disregard shareholder proposals that are not timely and validly submitted.

The information set forth in this section is, and should be construed, as a “pre-announcement notice” of the 2024 annual general meeting of shareholders in accordance with Rule 5C of Israel’s Companies Regulations (Notice of General and Class Meetings in a Public Company), 5760-2000, as amended.

ADDITIONAL INFORMATION

Check Point is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers.  Check Point fulfills these requirements by filing reports with the U.S. Securities and Exchange Commission (the “SEC”).  Check Point’s SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, Check Point is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements.  The circulation of this Proxy Statement should not be taken as an admission that Check Point is subject to those proxy rules.

By Order of the Board of Directors. /S/ JERRY UNGERMAN JERRY UNGERMAN Chairman of the Board of Directors

Dated: June 30, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Check Point Software Technologies Ltd.

/s/ Shira Yashar
Shira Yashar
VP, General Counsel

Dated: June 30, 2023

CHECK POINT SOFTWARE TECHNOLOGIES LTD. ATTN: LEGAL DEPARTMENT 5 SHLOMO KAPLAN STREET TEL AVIV 6789159, ISRAEL

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
V20312-P96659 KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
The Board of Directors recommends you vote FOR the following proposals:
1.	Election of Directors
	NOMINEES:		For	Against	Abstain
	1a.	Gil Shwed	☐	☐	☐

	1b.	Jerry Ungerman	☐	☐	☐			For	Against	Abstain

	1c.	Tzipi Ozer-Armon	☐	☐	☐	4.	To approve compensation to Check Point's Chief Executive Officer.	☐	☐	☐

	1d.	Dr. Tal Shavit	☐	☐	☐	5.	To amend compensation arrangement of non-executive directors.	☐	☐	☐

	1e.	Jill D. Smith	☐	☐	☐			Yes	No

	1f.	Shai Weiss	☐	☐	☐	6a.	The undersigned is not a controlling shareholder and does not have a personal interest in item 2	☐	☐

			For	Against	Abstain	6b.	The undersigned is not a controlling shareholder and does not have a personal interest in item 4.	☐	☐
2.	Election of Ray Rothrock as Outside Director.		☐	☐	☐

3.	To ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for 2023.		☐	☐	☐

			Yes	No
Please indicate if you plan to attend this meeting.			☐	☐

NOTE: Please sign exactly as your name or names appear(s) on this proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Annual General Meeting of Shareholders of

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AUGUST 3, 2023

Please date, sign and mail your proxy card in the envelope provided as soon as possible.

A proxy card will not be considered unless it is received by Check Point at its principal executive offices at the address that appears on the reverse side of this proxy card, or at the offices of Check Point's registrar and transfer agent, by
AUGUST 3, 2023 at 6:59 A.M. Israel Time, which is AUGUST 2, 2023 at 11:59 P.M. Eastern Daylight Savings Time.

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Proxy Statement is available at www.proxyvote.com.

Please detach along perforated line and mail in the envelope provided
V20313-P96659

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR USE AT
THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON AUGUST 3, 2023

The undersigned shareholder of Check Point hereby appoints GIL SHWED and ROEI GOLAN, and each of them, the true   and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote as described on the reverse all of the Ordinary Shares of Check Point that the undersigned is entitled to vote at Check Point's Annual General Meeting of Shareholders to be held at Check Point's principal executive offices at 5  Shlomo Kaplan Street, Tel  Aviv 6789159, Israel,  on Thursday, August 3, 2023, at 5:00 P.M. (Israel Time), and at any adjournment thereof.

The undersigned hereby acknowledges receipt of the Notice of the Annual General Meeting of Shareholders and the Proxy Statement accompanying such notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that said proxies, their substitutes, or any of them, may lawfully do by virtue thereof.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder.
If no direction is made, this proxy will be voted FOR items 1, 2, 3, 4 and 5.

Continued and to be signed on reverse side